EXHIBIT 21.1
SUBSIDIARIES OF THE COMPANY

Names Used to
Name of Subsidiary	State of Organization	Transact Business
IDG USA, LLC	Georgia	Industrial Distribution
Group, Inc. Boring-Smith
IDG-Mexico, Inc.	Georgia	None
Industrial Distribution
IDG-Canada, LTD	Ontario, Canada	Group Canada, LTD
IDG-Shanghai	China	None